August 10, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.

Registration Statement on Form S-1

Filed June 28, 2012

File No. 333-182388

Ladies and Gentlemen:

This letter is submitted by Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) in response to the request by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for the Company’s acknowledgment of certain matters as set forth in the comment letter from the Staff, dated July 25, 2012 (the “Comment Letter”), to Hyster-Yale with respect to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) filed on June 28, 2012 (the “Registration Statement”).

In anticipation of the Company’s request to accelerate the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (440) 449-9690 or Thomas C. Daniels at (216) 586-7017 if you have any questions or comments. Thank you for your attention to this matter.

Very truly yours,

Charles A. Bittenbender

cc:	Kenneth C. Schilling

Jennifer M. Langer

Suzanne S. Taylor

Thomas C. Daniels

Randi C. Lesnick